333 - 153943

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
 JHSF Participações S.A.
(Exact name of Issuer of deposited securities as specified in its charter)
Brazil
(Jurisdiction of Incorporation or organization of Issuer)
JPMorgan Chase Bank, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)
JPMorgan Chase Bank, N.A.
ADR Department
4 New York Plaza, 13th Floor
New York, New York 10004
Tel. No.: (212) 623-2008
(Address, including zip code, and telephone number of agent for service)
Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates, LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing              ☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing twenty ordinary shares of JHSF Participações S.A.	n/a	n/a	n/a	n/a
(1)Each unit represents one American Depositary Share.
(2)Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

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EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.  Previously filed.

(b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.  Previously filed

(e) Certification under Rule 466.  Filed herewith as exhibit (e).

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 9, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of the foreign private issuer whose name is set forth on the facing page of this Registration Statement on Form F-6

JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

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INDEX TO EXHIBITS

Exhibit
Number

(e)	Rule 466 Certification